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                                        Filed by Marvell Technology Group Ltd.
                                        Filed pursuant to Rule 425 under the
                                        Securities Act of 1933 and Rule
                                        14a-12 under the Securities Exchange
                                        Act of 1934
                                        Subject Company: Galileo Technology Ltd.
                                        Commission File No.: 333-50206

The following is a document posted on the website of Marvell Technology Group Ltd. on November 30, 2000.

================================================================================

MARVELL/GALILEO MERGER

November 30, 2000

[PHOTO OF SEHAT SUTARDJA]

"WE ARE CREATING AN IC COMMUNICATIONS POWERHOUSE WITH BOTH THE PHYSICAL LAYER AND SWITCHING/PACKET PROCESSING TECHNOLOGIES TO PROVIDE COMPLETE SYSTEM SOLUTIONS. AT THE SAME TIME, WE CONTINUE TO FOCUS ON BRINGING OUR SOLUTIONS TO EMERGING BROADBAND COMMUNICATIONS MARKETS,"- Dr. Sehat Sutardja, President and CEO, Marvell Technology Group Ltd.

[PHOTO OF AVIGDOR WILLENZ]

"THE POSSIBILITIES FOR FUTURE PRODUCT INTEGRATION IN THE GIGABIT, TERABIT AND OPTICAL REALMS ARE SIMPLY PHENOMENAL." - Avigdor Willenz, Founder and President of Galileo Technology Ltd.


On October 17, 2000, Marvell Technology Group Ltd. and Galileo Technology Ltd. announced their intention to merge and develop a company that is moving forward faster in the extreme broadband communications market. This merger brings together the complementary technologies of two strong companies, each of which provides integrated circuit solutions at different layers in the communications infrastructure. Marvell contributes its world-class proprietary MIXED-SIGNAL and DIGITAL SIGNAL PROCESSING (DSP) solutions for the PHYSICAL LAYER (PHY) or the first layer of the communications infrastructure. Marvell is developing its PHY products for emerging broadband communications markets. Galileo provides solutions that meet customers' needs at layers 2 to 7 of the communications infrastructure. In many systems, a signal will pass from a PHY product, such as Marvell's Alaska(TM) family of Gigabit PHYs, to the higher layers where products, such as Galileo's, handle switching, routing, packet processing, and systems management. By bringing together Galileo and Marvell's product offerings, we expect to provide customers with true end-to-end solutions. In addition, we believe we will be positioned to offer future integrated chips through the combined expertise and technologies of both companies.

[Link to Press Release]
[Link to all FAQs]
        [Link to FAQs regarding the transaction]
        [Link to FAQs regarding Marvell Technology Group]
        [Link to FAQs regarding Galileo Technology Ltd.]
        [Link to FAQs regarding the combined company]
[Link to SEC Filings]

FORWARD-LOOKING INFORMATION:
The merger information presented on this Web page and in the accompanying FAQs may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Marvell's and Galileo's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "may," "will," "should," and variations of these words or similar expressions, are intended to identify such forward-looking statements. The forward-looking statements contained on this Web page and in the accompanying FAQs address the strategic business combination of Marvell and Galileo. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Marvell and Galileo businesses will not be integrated successfully; costs related to the business combination; failure of the Marvell or Galileo shareholders to approve the business combination; inability to obtain or meet conditions imposed for governmental approvals for the merger, inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships, and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers.

For other factors that could cause Marvell's or Galileo's results to vary from expectations, please see the "Risk Factors" section of Marvell's Registration Statement on Form S-4 relating to the proposed business combination of Marvell and Galileo, Marvell's Quarterly Report on Form 10-Q for the quarter ended July 31, 2000, and Galileo's most recent report on Form 20-F filed with the SEC.

WHERE YOU CAN FIND ADDITIONAL INFORMATION:

Marvell and Galileo have jointly prepared a proxy statement/prospectus regarding the business combination referenced in these materials. Marvell filed the joint proxy statement/prospectus with the SEC on November 17, 2000. Investors and security holders are urged to read the joint proxy statement/prospectus, because it contains important information. Security holders may obtain a free copy of the joint proxy statement/prospectus and other related documents filed by Marvell and Galileo at the SEC's website at www.sec.gov or at the SEC's public reference room located at 450 Fifth Street, NW, Washington D.C. 20549 or at one of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The proxy statement/prospectus and the other documents may also be obtained free of charge by contacting Marvell Semiconductor, Inc.,
Attention: Director of Investor Relations, 645 Almanor Ave., Sunnyvale, California 94085, (408) 522-2032, and/or Galileo Technology, Inc., Attention:
Investor Relations, 142 Charcot Ave., San Jose, California 95131, (408) 367-1400. We urge you to carefully read the entire joint proxy statement/prospectus before making a decision on the business combination.

Marvell and Galileo and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from shareholders of Marvell and Galileo in favor of the adoption of the merger agreement. A description of any interests that Marvell's and Galileo's directors and executive officers have in the merger is set forth in the joint proxy statement/prospectus.

FAQS REGARDING THE TRANSACTION

Q: WHAT IS THE PROPOSED TRANSACTION?
A: Marvell will acquire Galileo through a merger. In the merger, Toshack Acquisitions, a direct wholly owned subsidiary of Marvell, will merge into Galileo. As a result of the merger, Galileo will become a wholly owned subsidiary of Marvell.

Q: WHAT IS THE EXCHANGE RATIO?
A: The merger agreement provides that upon completion of the merger Galileo shareholders will be entitled to receive 0.674 shares of Marvell common stock for each outstanding ordinary share of Galileo they hold. The merger will have no effect on the number of shares of common stock of Marvell owned by Marvell shareholders.

Q: IS THERE A COLLAR (I.E. A HIGH OR LOW SHARE PRICE FOR EITHER COMPANY) WHICH IF REACHED WOULD CAUSE THE MERGER AGREEMENT TO AUTOMATICALLY TERMINATE OR CREATE OTHER TERMINATION RIGHTS?
A: No.

Q: WHAT VOTE IS REQUIRED FOR THE MERGER TO BE APPROVED?
A: The merger and the merger agreement must be approved by holders of 75% of the Galileo ordinary shares present and voting in person or by proxy at the Galileo extraordinary general meeting. Additionally, the merger cannot be completed unless the holders of 66 2/3% of the Marvell common stock present in person or by proxy and voting and 66 2/3% in number of record shareholders present in person or by proxy at the Marvell special general meeting approve the merger proposal, with a quorum present in person or by proxy.

Q: WHAT REGULATORY APPROVALS ARE NEEDED BOTH IN THE U.S. AND ISRAEL?
A: In the U.S., the customary antitrust filing is required under the Hart Scott Rodino Antitrust Improvement Act. In addition, the joint proxy statement/prospectus filed with the Securities and Exchange Commission must be declared effective by the Securities and Exchange Commission. In Israel approvals are needed from the Israeli Companies Registrar, the Israeli Restrictive Trade Practices Commissioner, the Office of the Chief Scientist and the Investment Center, among other agencies.

Q: HOW DOES THE MERGER AFFECT THE "LOCK-UPS" OF MARVELL STOCK THAT MARVELL'S EXISTING SHAREHOLDERS ENTERED INTO IN CONNECTION WITH ITS IPO?
A: Under the terms of the underwriting, shares of Marvell common and preferred stock outstanding prior to the IPO are prohibited from being publicly traded (i.e. "locked up") until December 26, 2000. In connection with the execution of the merger agreement, certain officers and directors of Marvell agreed to an additional lock-up period that will end 45 days after the merger has been completed. Therefore, approximately 25 million shares will be released from lock up as of December 26, 2000 and approximately 49.6 million shares will be released from lock up 45 days after completion of the merger. Note that pursuant to the terms of the additional lock-up agreements, Marvell may release the additional lock-up shares prior to the expiration of the additional lock-up period. These shares will also be released from the additional lock-up if the merger agreement is terminated.

Q: WILL ANY OF THE MARVELL SHARES RECEIVED BY GALILEO SHAREHOLDERS UPON COMPLETION OF THE MERGER BE SUBJECT TO A LOCK UP?
A: Certain officers and directors of Galileo have agreed to a lock-up of the Marvell stock that they will receive in the exchange for their Galileo shares. Of the approximately 32.9 million shares of Marvell stock that Galileo shareholders and option holders will receive upon completion of the merger, approximately 6.9 million will be locked up until 45 days after the merger has been completed. Note that pursuant to the terms of the lock-up agreements, Marvell may release the lock-up shares prior to the expiration of the lock-up period.

Q: WHEN IS THE MERGER EXPECTED TO BE COMPLETED?
A: We are currently targeting the first calendar quarter of 2001 for a closing. We expect to complete the merger soon after receiving the approval of Marvell and Galileo shareholders at the shareholder meetings held for the purpose of voting on the merger agreement, and after all necessary regulatory approvals are received and all waiting periods have expired.

MARVELL TECHNOLOGY GROUP FAQS

OVERVIEW
Marvell is an industry leader in providing advanced MIXED-SIGNAL and DSP integrated circuit solutions for extreme broadband digital communications-related applications. Marvell's devices provide the critical interface between real-world ANALOG SIGNALS and the digital information used in computing and communications systems.

GRAPHICS: appearing here is a box with a diagram inside. On the top left side of the box are the words "Digital Signal," with a group of 1's and 0's below it. To the right of this group of numbers is a depiction of a computer chip, with the letters "PHY" immediately below it. To the right of the computer chip is a wavy line, with the words "Analog Signal" above it and the word "Media" below it. Moving to the right side of the box, on the right end of the wavy line is another depiction of a computer chip, with the letters "PHY" below it. To the right of the computer chip is another group of 1's and 0's, with the words "Digital Signal" above it at the top right corner of the box.


Q: WHAT IS MARVELL'S BUSINESS?
A: Marvell's business is to design, develop and market integrated circuits for communications-related markets. Its strategy is to leverage its analog/mixed-signal and DSP expertise to develop superior technical solutions for high-volume sectors in the extreme broadband communications market.

Marvell initially applied its technology to solve the most challenging communication problems in the data storage market by designing READ CHANNEL physical layer devices for the data storage market. Read channels are subject to some of the most exacting requirements in the world of high-speed signals; their proper processing requires advanced mixed-signal and DSP techniques. Marvell is a world leader in this space, with solutions that are well ahead of competitors' in terms of the frequencies they can handle (currently at greater than 1 Gigahertz).

Marvell has leveraged this leading technology to address the wireline communications market, starting with 100 Megabit/sec (Mb/s) and expanding to 1 Gigabit/sec (Gb/s) devices. In May 2000, Marvell introduced the industry's most advanced and lowest power GIGABIT ETHERNET over copper transceivers for this market, the Alaska(TM) Gigabit Ethernet PHY. Marvell's years of experience in creating new communication ALGORITHMS to solve the read channel problem enabled the Company to become a leader in solving the challenges of the large and fast-growing worldwide Gigabit Ethernet market. Marvell's continuing development of proprietary communications algorithms gives the Company a critical lead in solving the challenges of future communications devices that require physical layer devices.

Q: WHAT IS MARVELL'S CORE TECHNOLOGY?
A: Marvell's most significant technologies are high-frequency analog/mixed-signal front-ends, specialized proprietary DSP algorithms and specialized DSP engines that can execute these algorithms in real time. These technologies are implemented in advanced CMOS design as highly integrated single-chip solutions that allow customers to operate at high data rates within existing media/infrastructures.

Q:  WHAT ARE SOME OF THE ADVANTAGES OF MARVELL'S DEVICES?
A: Marvell's devices enable customers to transmit data at higher data rates over longer distances more reliably while combating noise and interference encountered during the signal transmission. Designed for low power dissipation and compact footprints, Marvell's devices allow customers to build high-density communications systems that support a larger number of connections in less space. Some customers use Marvell's products to increase the speed and reliability of their networks while avoiding the expense of replacing existing and extensive copper wire infrastructure.

Q:  WHAT SETS MARVELL APART IN ITS INDUSTRY?
A: Marvell is one of very few companies that can design high-speed analog/mixed-signal technology and DSP technology in CMOS. Marvell is unique in its ability to apply this technology to the extreme high-end broadband market. Other companies in Marvell's industry use exotic processes such as gallium arsenide, silicon germanium and other variants on silicon, which create complexity of manufacturing and higher costs compared with CMOS.

Q: HOW COMPLEX IS MARVELL'S ALASKA GIGABIT ETHERNET PHY TRANSCEIVER?
A: Marvell believes the Alaska Gigabit Ethernet PHY is the most complex physical layer communications device built to date. This device incorporates an equivalent of 1 million gates of DSP while operating at a very high DSP rate approaching 1 TOPS (trillion operations per second). Additionally, it incorporates multiple analog-to-digital and digital-to-analog converters on the same silicon.

Q: WHAT IS SPECIAL ABOUT MARVELL HANDLING GB/S SIGNALS?
A: Marvell's devices allow customers to move Gigabit signals over twisted pair copper wire, which is the dominant type of wiring infrastructure in use today. By using Marvell's solutions, customers can avoid the expense of replacing copper wire with fiber-optics in order to achieve Gb/s transmission rates.

Q:  WHY IS IT IMPORTANT TO HAVE GIGABIT PHY OVER COPPER?
A: The networking infrastructure throughout the world is twisted pair copper wire, originally designed for 100 Mb/s data rates. Gigabit PHY over copper provides for the immediate upgrading of communications over LOCAL AREA NETWORKS
(LAN) throughout the world without the necessity and expense of replacing copper wire with fiber optics. Marvell believes that Gigabit PHY over copper at low power, and at an attractive price, will accelerate the adoption of Gigabit Ethernet. Additionally, new applications such as real-time video and data can now be supported by the network.

Q: HOW WILL MARVELL PARTICIPATE IN EMERGING BROADBAND COMMUNICATIONS MARKETS?
A: One of the emerging markets Marvell is addressing is the wireless Ethernet LAN market. This market is important for mobile users, for the small office/home office (SOHO) market, and for consumers where wiring is not practical. Marvell is currently engaged in working on solutions for the wireless Ethernet LAN market. It is incorporating the same technology it developed for the read channel market and for the Gigabit Ethernet market in its development effort, which is expected to produce products in CY 2001.

Another emerging market that Marvell participates in is PHYs for fiber optics. Today, Marvell has the technology to aggregate four 2.5 Gb/s PHYs into a solution for the WDM market. In fact, its current Gigabit PHY includes a single-channel 2.5 Gb/s SERDES to handle copper to fiber conversion. In addition, Marvell has started development of a true 10 Gb/s PHY solution.

GALILEO TECHNOLOGY LTD. FAQS

OVERVIEW

Galileo Technology defines, develops and markets advanced digital semiconductor devices that perform critical functions for converged network systems, in which voice, video and data are handled seamlessly using the INTERNET PROTOCOL (IP). Galileo serves hundreds of customers worldwide, including all data communications and telecommunications equipment leaders.

Q: HOW WAS GALILEO STARTED?  HOW HAS IT EVOLVED?
A: Galileo started in 1993, focusing on high-performance RISC CPU subsystems in the embedded market. As data communications customers became the main source of revenue, Galileo looked for new silicon opportunities for this market. Galileo found the ideal opportunity in the emerging switched Ethernet LOCAL AREA NETWORK
(LAN) market in 1996, becoming the first company to offer a merchant silicon solution, the GalNet(R) family. This early success was later extended to several new generations of LAN products as well as to the WIDE AREA network (WAN), most notably with the recent introduction of the Horizon(TM) family of WAN communications controllers.

Q: WHAT ARE GALILEO'S CORE COMPETENCIES?
A: Galileo's core competencies utilized in making converged networks a reality include various LAN, WAN, METROPOLITAN AREA NETWORK (MAN), and high-performance CPU subsystem technologies, as well as in-depth knowledge of communications equipment at the system level. Its customers have described Galileo as "a communications systems company that sells chips."

Q: WHAT SETS GALILEO APART IN ITS INDUSTRY?

A: Galileo is one of a few companies that build highly integrated communications systems on silicon. Its products simplify the tasks of designing network systems and reduce development risks and costs. Galileo's products also substantially improve time-to-market for manufacturers of data communications and telecommunications equipment.

Q: WHAT ARE GALILEO'S PRODUCTS?
A: Galileo is organized around two principal product groups: Internetworking Products, which consists of SYSTEM CONTROLLERS and WAN communications controllers, and Switching Products, which consists of Switched Ethernet controllers and Switched POS/ATM controllers.

Q: HOW DOES GALILEO PARTICIPATE IN THE SYSTEM CONTROLLER MARKET?
A: Galileo builds SYSTEM CONTROLLERS for high-performance communications equipment. Its system controllers were originally designed to focus on MIPS(R)-based systems, but recently Galileo has successfully extended its technology to PowerPC(TM)-based systems as well. Today, Galileo is an acknowledged worldwide leader of this market sector, with a veritable who's-who list of market leaders as its customers. Cisco Systems has been Galileo's #1 customer for the last three years, largely due to the strength of the system controller family and a roadmap commitment that continues to address customers' needs.

Q: HOW IS GALILEO'S SYSTEM CONTROLLER BUSINESS PROGRESSING?
A: Galileo's system controller business grew very rapidly from 1999 to 2000, with the PowerPC family growing especially fast. The business continues to grow rapidly because Galileo's system controllers are backward compatible, making it easy for customers to migrate their designs. Galileo expects to extend this success with the upcoming Discovery(TM) family of next-generation system controllers, which customers are counting on for their next-generation communications systems.

Q: WHAT IS GALILEO'S NEW WAN COMMUNICATIONS CONTROLLER BUSINESS?
A: The WAN controller product is a natural migration from the system controller business. The combination of Galileo's LAN, WAN and system controller technologies to form the new Horizon line of WAN communications controllers is a perfect example of Galileo's synergistic technologies and their usage to further service customer needs. The Horizon line of WAN controllers is targeted for use in highly integrated routers, load balancing switches, VIRTUAL PRIVATE NETWORKS
(VPNs), firewalls, remote access concentrators, etc.

Q: WHAT PRODUCTS DOES GALILEO HAVE FOR THE SWITCHED ETHERNET MARKET?
A: Galileo is a pioneer and leader in the Switched Ethernet market. Galileo started building chips for the Ethernet LAN market with its GalNet family of Layer 2 Ethernet and Fast Ethernet switches, advancing to today's products for high-end enterprise and telecom applications. More recently, Galileo has extended its technology spectrum to create the most sophisticated family of Layer 3/4/5



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Ethernet switches in the market, the GalNet-3 family. This family of advanced converged voice, video and data switch processors takes Quality of Service to the next level, by offering the unique "Availability-of-Service(TM)" feature, while featuring advanced flow classification that supports a very large number of concurrent flows. These capabilities have extended the popularity of GalNet-3 beyond enterprise switching to MANs and telecom applications.

Q: HOW IS GALILEO EXTENDING ITS LAN PRODUCTS?
A: Galileo participates in the fast-growing POS business via its GalNet-3 family, which features products that complement the Ethernet Switches with POS and ATM interface capabilities. Supporting the WAN interface in its latest GalNet-3 products, Galileo introduced POS/SONET chips that provide an ideal bridge between copper-based LANs and fiber-based MANs, while provisioning critical bandwidth for converged voice, video and data.

Q: WHAT ELSE SETS GALILEO APART IN ITS INDUSTRY?
A: Galileo's systems-level knowledge sets it apart and it gives the Company a significant competitive advantage. Galileo applies this knowledge to build better communications systems on silicon to serve customers' requirements and to create reference designs that customers can easily and quickly emulate to build final production designs.

Q: WHAT ARE GALILEO'S FUTURE PRODUCT PLANS?
A: Galileo has aggressive developments in areas including terabit switching, 10 Gb technology, network processing units, next-generation WAN communications controllers, voice/data packet processors, next-generation wireless infrastructure, and STORAGE OVER IP.


MARVELL AND GALILEO: THE COMBINED COMPANY

Q: WHAT NEAR-TERM SYNERGIES CAN YOU REALIZE FROM THIS MERGER?
A: We anticipate the following near-term synergies:

    - Expanded communications customer base. The merger creates a combined customer base of over 500 customers.

    - Increased worldwide sales force and field applications team to support the expanded customer base.

    - Enhanced product offerings with new features, functionality and integration. Marvell and Galileo have formally engaged with each other during the last several months to promote the GIGABIT ETHERNET switching silicon of Galileo and the Gigabit Ethernet PHYSICAL LAYER DEVICE (PHY) solutions of Marvell. The merger further strengthens this collaboration, making the commercialization of the joint solution even more effective.



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    -   Ability to provide complete solutions to customers. The single point of purchase abilities of the merged company will allow it to provide complete and integrated chipset solutions (Switch + PHY) to those customers who prefer them.

    - Cost reductions in Galileo products due to larger economies of purchase that Marvell has in place and from migrating products from the turnkey mode now used by Galileo to the wafer purchase supply mode used by Marvell.


Q: WHAT MID/LONG-TERM SYNERGIES CAN YOU REALIZE FROM THIS MERGER?
A: We foresee the following mid/long-term synergies:

    - The combination of state-of-the-art switched and physical layer technologies allows the combined company to better service customers with customized solutions.

    - Both companies possess best-of-breed capabilities in the gigabit ethernet space that are being extended to next-generation of products.

    - Galileo and Marvell will share technologies to address markets that require highly integrated solutions such as Ethernet-To-The-Home, small office/home office (SOHO) routers, the high-end of the Switched Ethernet, and highly integrated LOCAL AREA NETWORK/WIDE AREA NETWORK (LAN/WAN).

    - Marvell's high-speed serial communications technology and high-speed libraries will be useful to Galileo's development of future products including next-generation terabit switching products, next-generation BACKPLANE interconnects, and higher-speed SYSTEM CONTROLLERS.

    - The combination of storage and communications expertise provides the combined company with unique skills and channels to address the needs of the STORAGE AREA NETWORK (SAN), NETWORK ATTACHED STORAGE (NAS) and STORAGE OVER IP markets.


Q:  WHAT WILL THE CORPORATE STRUCTURE OF THE NEW ENTITY BE?
A: The new entity will retain the name Marvell Technology Group Ltd. Galileo will operate as a wholly owned subsidiary of Marvell, and will be known as Galileo Technology Group, a Marvell company. The Company will be headquartered in Sunnyvale, CA, and Galileo will continue its operations in both Israel and San Jose, CA. Avigdor Willenz, the current CEO of Galileo, will be Executive Vice President and General Manager of Galileo Technology Group, and will be a member of Marvell's Board of Directors. He will report to Dr. Sehat Sutardja, President and CEO of Marvell, and to Marvell's Board of Directors. Manuel Alba, current President of Galileo, will also join Marvell's Board of Directors.

Q:  WHAT WILL BE THE COMPANY'S STRATEGIC DIRECTION AFTER THE MERGER?
A: The new entity will continue with Marvell's original direction of leveraging its unique ANALOG/MIXED-SIGNAL and DIGITAL SIGNAL PROCESSING (DSP) expertise to address new and growing broadband communications markets. In addition, Galileo's routing, switching, packet processing and systems management technologies will broaden this strategy by allowing the new entity to also address networking markets at layers 2 to 7.

                               GLOSSARY OF TERMS

Algorithms: A mathematical equation that produces in a fixed number of steps the answer to a question or the solution to a problem.

Analog signal: An electrical signal that has continuously varying voltages, frequencies, or phases.

ATM: Asynchronous Transfer Mode. A network technology for both LOCAL AREA NETWORKS and WIDE AREA NETWORKS that supports real-time voice, video and data.

Backplane: An interconnecting device that may or may not have intelligence. This device typically has sockets that cards plug into.

CMOS: Complementary Metal-Oxide Semiconductor. A technology that creates integrated circuits that use less power than those made with other MOS (metal oxide semiconductor) or bipolar processes.

CPU: Central Processing Unit. The brain of any computer system consisting of data registers, computational circuits, a control block, and I/O (input /output).

Digital signal processing: Digital circuits designed to address a broad class of problems such as noise and interference in signal reception and analysis.

Gigabit Ethernet: Predominent networking protocol for connecting devices at 1000 megabits per second.

IC: Integrated circuit. Miniaturized circuitry on a silicon chip designed and connected into logic blocks to perform a specialized task.

Internet Protocol (IP): Standard for communicating over the Internet.

Local Area Network (LAN): A network that connects computers in a building or campus.

Metropolitan Area Network (MAN): A network that connects computers within a metropolitan area such as a city.

MIPS(TM): Millions of instructions per second.

Mixed-signal: An integrated circuit with both digital and analog functions on the same semiconductor chip.

Network Attached Storage (NAS): A storage networking architecture that allows for storage resources to connect directly to LANs.

Physical layer device (PHY): An integrated circuit that performs an interface function between the communications system and the physical media.

POS: Packet over SONET. A METROPOLITAN AREA NETWORK or WIDE AREA NETWORK transport technology that carries IP packets directly over SONET transmission without any data link facility.

Read channel: An integrated circuit that transmits and receives analog data stored on a disk and converts it to and from digital data.

RISC: Reduced Instruction Set Computer (or Chip). A type of processor architecture that processes programs more quickly than conventional microprocessors because it uses a reduced set of instructions.

SERDES: Serializer/deserializer that converts data from parallel to serial format and from serial to parallel format.

Storage Area Networks (SAN): A storage networking architecture that allows for the flexible addition of storage resources to server farms, presently using Fiber Channel technology.

Storage Over IP: The interconnection of storage resources using Internet Protocol (IP) technology.

System Controller: The companion logic chip that a high-performance RISC CPU needs to form a complete CPU subsystem that can interface with memory, peripherals, etc., and which facilitates the maximization of performance at the system level.

Virtual Private Networks (VPNs): Networks created over the Internet that appear to be private.

WDM: Wavelength Division Multiplexing. A technology that uses numerous lasers and transmits several wavelengths of light at once over a single optical fiber.

Wide Area Network (WAN): A network in which computers are linked over a wide area.